

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 18, 2020

Ezra Levine
Principal Executive Officer
Collectable Sports Assets, LLC
333 Westchester Avenue
Suite W21000
White Plains, NY 10604

> **Re: Collectable Sports Assets, LLC**
> **Amendment No. 1 to Offering Circular on Form 1-A**
> **Filed May 8, 2020**
> **File No. 024-11178**

Dear Mr. Levine:

We have reviewed your amended offering statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our April 10, 2020 letter.

Amendment No. 1 to Offering Circular on Form 1-A filed May 8, 2020

Use of Proceeds and Descriptions of Underlying Assets, page 35

1. We note your response to comment 6. Please also revise your disclosure to explain how you and Zev Partners arrived at the amount in which Zev Partners is selling each asset to you. Considering Zev Partners will profit from the sale of the asset to you, please also disclose the inherent conflict of interest involved with Zev Partners setting the price at which the asset is sold.

       You may contact Scott Stringer, Staff Accountant at 202-551-3272 or Rufus Decker, Accounting Branch Chief at 202-551-3342 if you have questions regarding comments on the financial statements and related matters. Please contact Scott Anderegg, Staff Attorney at 202-551-3342 or Mara Ransom, Office Chief at 202-551-3264 with any other questions.

       Sincerely,

       Division of Corporation Finance
       Office of Trade & Services